UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39154

SVB Financial Group

(Exact name of registrant as specified in its charter)

2770 Sand Hill Road

Menlo Park, California 94025

(650) 567-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1 holder*

*

On March 17, 2023, SVB Financial Group (the “Company”) filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York for relief under the provisions of Chapter 11 of Title 11 of the United States Code. The Company’s Chapter 11 plan of reorganization (as amended, supplemented or otherwise modified from time to time, the “Plan”) became effective on November 7, 2024. On the Effective Date, all existing Allowed Claims and Interests in the Company were satisfied or canceled in accordance with the terms of the Plan. Pursuant to the Plan, a subsidiary of MNSN Holdings Inc., a new corporation (“New Parent”), which is 100% owned by holders of Allowed General Unsecured Claims that are Qualified Holders (other than Holders of GUC Cash-Out Claims) and any other recipient of New Parent Common Stock (each as defined in the Plan), merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of New Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, SVB Financial Group has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 24, 2025	SVB Financial Group

	By:	/s/ Richard Katz
	Name:	Richard Katz
	Title:	Chief Executive Officer and President